SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Applied Genetic Technologies Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

03820J 10 0
(CUSIP Number)

Larry Randall
Alta Partners
One Embarcadero Center, Suite 3700
San Francisco, CA 94111
(415) 362-4022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03820J 10 0	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON
Alta Partners VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	-0-
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON	PN

CUSIP No. 03820J 10 0	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON
Alta Partners Management VIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	-0-
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON	OO

CUSIP No. 03820J 10 0	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSON
Farah Champsi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	51,896
8	SHARED VOTING POWER	-0-
9	SOLE DISPOSITIVE POWER	51,896
10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3% (a)
14	TYPE OF REPORTING PERSON	IN

(a)	The percentage set forth in row (13) is calculated based upon 18,110,536 shares of common stock issued and outstanding as of May 2, 2018, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended March 31, 2018.

CUSIP No. 03820J 10 0	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSON
Daniel Janney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	39,460
8	SHARED VOTING POWER	-0-
9	SOLE DISPOSITIVE POWER	39,460
10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (b)
14	TYPE OF REPORTING PERSON	IN

(b)	The percentage set forth in row (13) is calculated based upon 18,110,536 shares of common stock issued and outstanding as of May 2, 2018, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended March 31, 2018.

CUSIP No. 03820J 10 0	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSON
Guy Nohra

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	15,049
8	SHARED VOTING POWER	-0-
9	SOLE DISPOSITIVE POWER	15,049
10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (c)
14	TYPE OF REPORTING PERSON	IN

(c)	The percentage set forth in row (13) is calculated based upon 18,110,536 shares of common stock issued and outstanding as of May 2, 2018, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended March 31, 2018.

Explanatory Note.

This Amendment No. 3 to Schedule 13D (this “Schedule 13D/A”) is being filed to amend the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Applied Genetic Technologies Corporation, a Delaware corporation (the “Issuer”), as initially filed with the Securities and Exchange Commission on April 11, 2014, amended on November 19, 2014 and amended on April 20, 2015 (as amended, the “Original Schedule 13D”). This Schedule 13D/A is being filed to report the distribution in kind of 1,003,251 shares of Common Stock held by AP VIII on a pro rata basis to its partners. The Original Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On May 23, 2018, AP VIII distributed in kind 1,003,251 shares of Common Stock on a pro rata basis, for no additional consideration, to its partners, including APM VIII, its general partner, which immediately distributed all shares that it received to its members on a pro rata basis for no additional consideration.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b)

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
AP VIII	0	0	0	0	0	0	0.0%
APM VIII	0	0	0	0	0	0	0.0%
Farah Champsi	0	51,896	0	51,896	0	51,896	0.3% (1)
Daniel S. Janney	0	39,460	0	39,460	0	39,460	0.2% (1)
Guy P. Nohra	0	15,049	0	15,049	0	15,049	0.4% (1)

(1) The percentages are calculated based upon 18,110,536 shares of common stock issued and outstanding as of May 2, 2018, as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the fiscal quarter ended March 31, 2018.

(c) On May 23, 2018, AP VIII distributed in kind 1,003,251 shares of Common Stock on a pro rata basis, for no additional consideration, to its partners, including APM VIII, its general partner, which immediately distributed all shares that it received to its members on a pro rata basis for no additional consideration. By virtue of the foregoing distribution, the following Reporting Persons received an aggregate of 93,969 shares of Common Stock:

Reporting Persons	Number of Shares Distributed
Daniel Janney (1)	39,460
Guy Nohra	15,049
Farah Champsi	39,460
Total:	93,969

(1) Shares were received and are owned directly by Alta Bioequities, L.P. Alta Bioequities Management, LLC is the general partner of Alta Bioequities, L.P. Janney is the Managing Director of Alta Bioequities Management, LLC and may be deemed to have voting and investment power over the shares owned by Alta Bioequities, L.P.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities being reported on herein on May 23, 2018.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Statement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 31, 2018

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By:	Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:	May 31, 2018

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By:	Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra